United States securities and exchange commission logo





                           March 25, 2024

       Carl Stanton
       Chief Executive Officer
       Focus Impact Acquisition Corp.
       1345 Avenue of the Americas, 33rd Floor
       New York, NY 10105

                                                        Re: Focus Impact
Acquisition Corp.
                                                            Amendment No. 2 to
Registration Statement on Form S-4
                                                            Filed March 11,
2024
                                                            File No. 333-275871

       Dear Carl Stanton:

            We have reviewed your amended registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 5, 2024 letter.

       Amendment No. 2 to Registration Statement on Form S-4 filed March 11,
2024

       Following the Closing of the Business Combination, FIAC will not have any right to make damage claims against DevvStream, page 96

   1. We note your response to comment 2, however we do not see the noted revision. Please revise your disclosure
as applicable.
       Information about DevvStream
       Devvio Agreement, page 223

   2.                                                   We note that Devvio is
a    Core Company Security Holder    of DevvStream by virtue of
                                                        holding 100% of the
multiple voting shares and will be a significant holder of the
                                                        Combined Company.
Please clarify how significant Devvio   s ownership of the combined
                                                        company will be as well
as their degree of influence (e.g., percentage of voting shares they will hold, how
many seats on the board, etc.).
 Carl Stanton
FirstName  LastNameCarl
Focus Impact  Acquisition Stanton
                          Corp.
Comapany
March      NameFocus Impact Acquisition Corp.
       25, 2024
March2 25, 2024 Page 2
Page
FirstName LastName
3. Considering the related party relationship between Devvio and DevvStream and the fact that Devvio will be a significant holder of (and presumably with significant influence over) the combined company, please revise to include disclosure about
Devvio   s business
         plans, specifically those surrounding the DevvE token. Also, clarify whether Devvio is the issuer of the token or if it is another party, and explain DevvStream s role in the development of the token.
4. We note that the website for DevvE, devve.io, indicates that DevvStream is a strategic partner of DevvE, discusses a DevvExchange, and that DevvE is spearheaded by the
         Forevver Association. Please revise your disclosure to describe in detail the relationships between DevvStream, DevvE, the Forevver Association, the DevvExchange, and Devvio.
5. Your response to prior comment 4 indicates that there is no native coin or currency for
         DevvX. However, it appears the DevvE website contradicts the filing disclosure that the that blockchain does not create or track any type of crypto asset. The DevvE website
         claims that the DevvE token is the    next generation cryptocurrency
 and the platform
         token of the DevvX blockchain. Further, it appears DevvE is traded, as indicated on multiple websites (e.g., CoinGecko, CoinCarp, etc.). Please explain this discrepancy and provide clarifying disclosure in your filing.
6. We note your response to prior comment 3. Please provide more detail regarding how the blockchain works. For example, discuss the type of consensus mechanism it uses and who does the verification; indicate whether it is decentralized; what type of digital assets is it compatible with; who has access to the blockchain and who can write on it; what protections are there against privacy, fraud, theft, loss; if records are immutable, describe what happens if there is an incorrect input; describe how it connects to other blockchains.
7. We note from your disclosures and response to prior comments that the blockchain will not be used to create a digital copy of the carbon credit on the blockchain, but instead to keep a record of the data used to generate the carbon credit; and, that there is no gas fee as on other chains. However, it is still not clear how data is written onto the blockchain without using or creating some type of digital asset. Please provide a step-by-step example that explains how data is written to the blockchain under each of your business models
         (Direct Investment/Project Management). Include a description of what specific data is included on the blockchain, what you can do to/with the data once it has been written onto the blockchain, and whether any third parties access the data on the blockchain.
8. Please clarify the purpose of the prepaid royalties to Devvio in connection with the license agreement. Tell us what these prepaid royalty payments are for and what sales revenue future royalties will eventually be based on. Clarify if DevvStream will eventually use the blockchain to conduct sales of carbon credits and if it is those sales that the royalty payments will be based on. If so, tell us how you will do that without creating a digital representation of the carbon credits.
9. Please clarify whether the blockchain has additional capabilities beyond those you are currently utilizing and whether you have plans to use the blockchain in other ways in the
 Carl Stanton
Focus Impact Acquisition Corp.
March 25, 2024
Page 3
      future.
10. Please tell us how you assessed the need to include risk factor disclosure about the risks and challenges of operating on the blockchain.
11. It is not clear from the disclosure whether the blockchain is fully developed to be functional for the company. Please clarify the stage of development it is in and when it will be fully functional.
12.   Your disclosure on page 218 compares the DevvX blockchain   s low carbon
footprint to
      the energy usage and CO2 output of Bitcoin   s blockchain, on the order
of one three
      billionth. Please clarify how you determined that this comparison is appropriate given what appears to be fundamental differences.
       Please contact William Demarest at 202-551-3432 or Isaac Esquivel at 202-551-3395 if
you have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.



                                                            Sincerely,
FirstName LastNameCarl Stanton
                                                            Division of
Corporation Finance
Comapany NameFocus Impact Acquisition Corp.
                                                            Office of Real
Estate & Construction
March 25, 2024 Page 3
cc:       Peter Seligson
FirstName LastName